Exhibit 2

North American Palladium Ltd.

Management’s Responsibility

for Financial Statements

The accompanying consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB. Financial statements include certain amounts based on estimates and judgments. When an alternative method exists under IFRS, management has chosen that which it deems most appropriate in the circumstances in order to ensure that the consolidated financial statements are presented fairly, in all material respects, in accordance with IFRS. The financial information presented elsewhere in the annual report is consistent with that in the consolidated financial statements.

The Company maintains adequate systems of internal accounting and administrative controls. Such systems are designed to provide reasonable assurance that transactions are properly authorized and recorded, the Company’s assets are appropriately accounted for and adequately safeguarded and that the financial information is relevant and reliable.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting, and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management’s discussion and analysis. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee also reviews the consolidated financial statements, management’s discussion and analysis, the external auditors’ report, examines the fees and expenses for audit services, and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

Toronto, Canada

February 21, 2013

André Douchane	Dave Langille

Interim CEO	CFO

2012 Annual Report

North American Palladium Ltd.

KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Bay Adelaide Centre	Internet	www.kpmg.ca
333 Bay Street Suite 4600
Toronto ON M5H 2S5

Independent Auditors’ Report of Registered Public Accounting Firm.

To the Shareholders of North American Palladium Ltd.

We have audited the accompanying consolidated financial statements of North American Palladium Ltd., which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011, the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards, and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

2012 Annual Report

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of North American Palladium Ltd. as at December 31, 2012 and December 31, 2011, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Accountants, Licensed Public Accountants

February 21, 2013

Toronto, Canada

2012 Annual Report

North American Palladium Ltd.

Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

	Notes	December 31 2012	December 31 2011
ASSETS
Current Assets
Cash and cash equivalents		$ 20,168	$ 50,935
Accounts receivable	5	53,922	73,048
Taxes receivable		-	4,602
Inventories	6	15,388	20,046
Other assets	7	8,448	11,255
Assets of disposal group classified as held for sale	4	29,814	-
Total Current Assets		127,740	159,886
Non-current Assets
Mining interests	8	343,492	256,159
Total Non-current Assets		343,492	256,159
Total Assets		$ 471,232	$ 416,045
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	10	$ 58,474	$ 42,436
Credit facility	5	15,089	-
Current portion of obligations under finance leases	11	3,717	2,428
Provisions	12	1,000	1,000
Taxes payable		874	715
Current derivative liability	13	3,952	4,875
Liabilities of disposal group classified as held for sale	4	12,071	-
Total Current Liabilities		95,177	51,454
Non-current Liabilities
Income taxes payable		2,352	2,648
Asset retirement obligations	9	15,214	20,881
Obligations under finance leases	11	9,956	2,104
Long-term debt	13	101,633	65,698
Deferred mining tax liability	22	-	4,264
Total Non-current Liabilities		129,155	95,595
Shareholders’ Equity
Common share capital and purchase warrants	15	776,632	740,888
Stock options and related surplus		9,125	7,859
Equity component of convertible debentures, net of issue costs	13	6,931	-
Contributed surplus		8,873	8,873
Deficit		(554,661)	(488,624)
Total Shareholders’ Equity		246,900	268,996
Total Liabilities and Shareholders’ Equity		$ 471,232	$ 416,045

Commitments and contingencies – Notes 18 and 21

See accompanying notes to the consolidated financial statements

On Behalf of the Board of Directors

André J. Douchane, Director	Steven R. Berlin, Director

2012 Annual Report

North American Palladium Ltd.

Consolidated Statements of Operations and

Comprehensive Loss

(expressed in thousands of Canadian dollars, except share and per share amounts)

	Notes		2012	2011
Revenue	19		$ 160,704	$ 143,659

Mining operating expenses
Production costs			100,802	89,657
Smelting, refining and freight costs			13,679	9,206
Royalty expense			6,720	5,819
Depreciation and amortization			19,706	10,144
Loss (gain) on disposal of equipment			293	(923)
Other			3,813	1,352
Total mining operating expenses			145,013	115,255
Income from mining operations			15,691	28,404

Other expenses
Exploration			14,513	9,939
General and administration			12,002	12,201
Other income	20		(3,598)	(2,783)
Interest expense and other costs	20		4,681	2,463
Foreign exchange (gain) loss			(504)	359
Total other expenses			27,094	22,179
(Loss) income from continuing operations before taxes			(11,403)	6,225
Income and mining tax expense	22		-	(1,833)
(Loss) income and comprehensive (loss) income from continuing operations for the period			$ (11,403)	$ 4,392
Loss and comprehensive loss from discontinued operations for the period	4		(54,634)	(69,546)
Loss and comprehensive loss for the period			$ (66,037)	$ (65,154)
Loss per share
Basic			$ (0.39)	$ (0.40)
Diluted	15(f	)	$ (0.39)	$ (0.40)
(Loss) income from continuing operations per share
Basic			$ (0.07)	$ 0.03
Diluted			$ (0.07)	$ 0.03
Loss from discontinued operations per share
Basic			$ (0.32)	$ (0.43)
Diluted			$ (0.32)	$ (0.43)
Weighted average number of shares outstanding
Basic	15(f	)	170,960,774	162,011,253
Diluted	15(f	)	170,983,774	162,011,253

See accompanying notes to the consolidated financial statements

2012 Annual Report

North American Palladium Ltd.

Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars)

	Notes		2012	2011
Cash provided by (used in)
Operations
Net income (loss) from continuing operations for the year			$ (11,403)	$ 4,392
Operating items not involving cash
Depreciation and amortization			19,706	10,144
Accretion expense	20		3,258	749
Deferred income and mining tax recovery	22		-	(555)
Share-based compensation and employee benefits	15(h	)	2,277	3,086
Other			1,756	(2,218)
			15,594	15,598
Changes in non-cash working capital	23		39,655	16,024
			55,249	31,622
Financing Activities
Issuance of common shares and warrants, net of issue costs	15(d	)	36,404	61,916
Issuance of long-term debt, net of issue costs	13		-	69,656
Issuance of convertible debentures, net of issue costs	13		40,804	-
Credit facility	5		15,287	-
Finance lease facility	11		11,239	-
Repayment of obligations under finance leases	11		(4,749)	(1,523)
Interest paid			(8,493)	(157)
Mine reclamation deposit			-	8,768
			90,492	138,660
Investing Activities
Additions to mining interests (net)	8		(145,180)	(148,309)
Proceeds on disposal of mining interests (net)			526	1,884
			(144,654)	(146,425)
Increase in cash from continuing operations			1,087	23,857
Net cash used in discontinued operations	4		(31,301)	(48,081)
Reclassification of cash to assets held for sale			(553)	(71)
Decrease in cash			(30,767)	(24,295)
Cash and cash equivalents, beginning of year			50,935	75,159
Cash and cash equivalents, end of year			$ 20,168	$ 50,864
Cash and cash equivalents consisting of:
Cash			$ 20,168	$ 50,532
Short-term investments			-	332
			$ 20,168	$ 50,864
Foreign exchange included in cash balance			$ (2)	$ 66

See accompanying notes to the consolidated financial statements

2012 Annual Report

North American Palladium Ltd.

Consolidated Statements of Shareholders’ Equity

(expressed in thousands of Canadian dollars, except share amounts)

	Notes		Number of shares	Capital stock	Stock options	Warrants	Equity component of convertible debentures	Contributed surplus	Deficit	Total shareholders’ equity
Balance, January 1, 2011	15		154,653,275	$ 697,674	$ 5,596	$ 5,113	-	$ 5,537	$ (423,470)	$ 290,450

Common shares issued:
Private placement of flow-through shares, net of issue costs	15(d	)	2,667,000	20,594	-	-	-	-	-	20,594
Premium on issuance of flow-through shares			-	(1,840)	-	-	-	-	-	(1,840)

Warrants:
Warrants exercised	15(b	)	5,009,986	22,514	-	(1,239)	-	14	-	21,289
Expiration of warrants, net of tax	15(b	)	-	-	-	(3,874)	-	3,322	-	(552)

Stock based compensation:
Stock options exercised	15(e	)	317,919	1,105	(300)	-	-	-	-	805
Stock-based compensation expense	15(c	)	203,252	841	2,563	-	-	-	-	3,404
Net loss and comprehensive loss for the year ended December 31, 2011			-	-	-	-	-	-	(65,154)	(65,154)
Balance, December 31, 2011			162,851,432	$ 740,888	$ 7,859	$ -	$ -	$ 8,873	$ (488,624)	$ 268,996

Common shares issued:
Private placement of flow-through shares, net of issue costs	15(d	)	13,725,000	36,405	-	-	-	-	-	36,405
Premium on issuance of flow-through shares			-	(1,901)	-	-	-	-	-	(1,901)

Convertible debentures:
Equity component of convertible debentures, net of issue costs	13		-	-	-	-	6,931	-	-	6,931

Stock based compensation:
Stock-based compensation expense	15(c	)	551,401	1,240	1,266	-	-	-	-	2,506
Net loss and comprehensive loss for the year ended December 31, 2012			-	-	-	-	-	-	(66,037)	(66,037)
Balance, December 31, 2012			177,127,833	$ 776,632	$ 9,125	$ -	$ 6,931	$ 8,873	$ (554,661)	$ 246,900

See accompanying notes to the consolidated financial statements

2012 Annual Report

North American Palladium Ltd.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts and metal prices)

1.    NATURE OF OPERATIONS

North American Palladium Ltd. (“NAP”) is domiciled in Canada and was incorporated on September 12, 1991 under the Canadian Business Corporations Act. The Company’s 100%-owned subsidiaries are Lac des Iles Mines Ltd. (“LDI”) and NAP Quebec Mines Ltd. (“NAP Quebec”).

NAP’s flagship operation is the LDI palladium mine, located northwest of Thunder Bay, Ontario, which started producing palladium in 1993. The Company is currently expanding the LDI mine to transition from mining via ramp access to mining via shaft while utilizing bulk mining methods.

The Company is incurring additional exploration expenditures on other palladium opportunities at LDI, including the Sheriff deposit.

The Company also owns the Vezza gold mine and Sleeping Giant mill located north of Val D’or, Quebec. The Company’s other Québec-based properties consist of Discovery, Flordin, Cameron Shear, Florence, Laflamme, Dormex and Harricana.

The consolidated financial statements for the Company as at December 31, 2012 and for the year ended December 31, 2012, include the Company and its subsidiaries (collectively referred to as the “Company”).

At December 31, 2012, the Company was committed to a plan to market and sell its gold division assets (“Disposal Group”) through the sale of the shares of its wholly-owned subsidiary NAP Quebec.

2.    BASIS OF PRESENTATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of these financial statements, including IAS 1, Presentation of Financial Statements.

These consolidated financial statements were authorized for issuance by the Board of Directors of the Company on February 21, 2013.

Basis of Measurement

These consolidated financial statements have been prepared on the historical cost basis, except for the following items in the consolidated balance sheet:

(i)	Accounts receivable and related derivative instruments are measured at fair value.

(ii)	Financial instruments at fair value through profit or loss are measured at fair value.

(iii)	Liabilities for cash-settled share-based payment arrangements are measured at fair value.

Functional and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the Company’s and each of its subsidiaries’ functional currency. All financial information is expressed in thousands of Canadian dollars, except share and per share amounts.

2012 Annual Report

North American Palladium Ltd.

Use of Judgments and Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the year. Significant estimates and assumptions relate to recoverability of mining operations and mineral exploration properties. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

(a)   Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following note:

Note 9 – Asset retirement obligations and reclamation deposits

(b)   Key estimates and assumptions

Certain assumptions are dependent upon reserves, which represent the estimated amount of ore that can be economically and legally extracted from the Company’s properties. In order to estimate reserves, assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transportation costs, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as drilling samples. This process may require complex and difficult geological judgments to interpret the data. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period they are determined and in any future periods affected.

Because the economic assumptions used to estimate reserves change from period to period and additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the Company’s financial results and financial position in a number of ways, including the following:

(i)	Asset carrying values including mining interests may be affected due to changes in estimated future cash flows;

(ii)	Depreciation and amortization charged in the statement of operations may change or be impacted where such charges are determined by the units of production basis, or where the useful economic lives of assets change;

(iii)	Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities; and

(iv)	The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

Note 19 – Revenue from metal sales

Note 21 – Contingencies

Note 22 – Income taxes

2012 Annual Report

North American Palladium Ltd.

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently by all Company’s entities for all periods presented in these consolidated financial statements, unless otherwise indicated.

Basis of Consolidation

These consolidated financial statements include the accounts of NAP and its wholly-owned subsidiaries.

(a)   Business combinations

The Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the fair value of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

The Company elects on a transaction-by-transaction basis whether to measure non-controlling interest at its fair value, or at its proportionate share of the recognized amount of the identifiable net assets, at the acquisition date.

Transaction costs, other than those directly associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

(b)   Subsidiaries

Subsidiaries are entities controlled by NAP. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(c)  Transactions eliminated on consolidation

Inter-company balances and transactions and any unrealized income and expenses arising from inter-company transactions are eliminated in preparing the consolidated financial statements.

Foreign Currency Translations

The reporting and functional currency of the Company and its subsidiaries is the Canadian dollar. Accordingly, the Company translates monetary assets and liabilities denominated in foreign currency at the rate of exchange prevailing at the consolidated balance sheet dates, non-monetary assets and liabilities denominated in foreign currency at the rate in effect at the date the transaction occurred and revenues and expenses denominated in foreign currency at the exchange rate in effect during the applicable accounting period. All resulting foreign exchange gains and losses are recorded in the Consolidated Statements of Operations and Comprehensive Loss.

Financial Instruments

(a)  Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits on the date they originated. All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

2012 Annual Report

North American Palladium Ltd.

Financial instruments are measured on initial recognition at fair value plus, in the case of instruments other than those classified as “fair value through profit and loss”, directly attributable transaction costs.

The Company has the following non-derivative financial assets: financial assets at fair value through profit or loss and loans and receivables.

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. These financial instruments are measured at fair value, and changes therein are recognized in the Consolidated Statements of Operations and Comprehensive Loss. The Company’s accounts receivable from the sale of palladium and by-product metals from the LDI mine primarily represent the material financial instruments which have been recorded at fair value through profit or loss (see note 5).

Financial assets classified as loans and receivables are measured subsequent to initial recognition at amortized cost using the effective interest method, less any impairment losses. The Company’s loan and receivables are included in other assets (refer to note 7). Cash and cash equivalents are stated at fair value and include cash on account less outstanding cheques, demand deposits and short-term guaranteed investments with original maturities of three months or less.

(b)	Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date they originated. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired. Financial assets and liabilities are offset and the net amount presented in the consolidated balance sheet when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial liabilities: long-term debt, finance leases, loans and borrowings, bank overdrafts, credit facilities, and trade and other payables.

Such financial liabilities are designated initially at fair value through profit or loss, and recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are designated at amortized cost and are measured at amortized cost using the effective interest method.

(c)	Derivative financial instruments

The Company holds derivative financial instruments to minimize its foreign currency and market price exposures. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

Derivatives are recognized initially at fair value and any associated transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Separable embedded derivatives

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

2012 Annual Report

North American Palladium Ltd.

Other non-trading derivatives

When a derivative financial instrument is not held for trading and is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in profit or loss.

Inventories

Concentrate, crushed and broken ore stockpiles, and gold inventory are valued at the lower of average production cost (including an allocation of the depreciation of production related assets) and net realizable value. Crushed and broken ore stockpiles represent coarse ore that has been extracted from the mine and is available for further processing. The amount of stockpiled ore that is not expected to be processed within one year, if any, is shown as a long-term asset. Gold inventory is comprised of unprocessed ore either in stockpiles or bins, unrecovered gold in either carbon or solution within the milling circuit, and gold-silver doré bars produced but not sold as at the reporting date. Supplies inventory is valued at the lower of average cost and net realizable value.

Mining Interests

(a)	Recognition and measurement

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets for which the commencement date for capitalization is on or after January 1, 2010. Where funds used to finance a major project form part of general borrowings, the Company capitalizes interest on those borrowings proportionate to the project funds used.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items or major components of property, plant and equipment.

Spare parts and servicing equipment are usually carried as inventory and recognized in profit or loss as consumed. However, major spare parts and stand-by equipment qualify as property, plant and equipment when the Company expects to use them during more than one period. Similarly, if the spare parts and servicing equipment can be used only in connection with an item of property, plant and equipment, they are accounted for as property, plant and equipment.

Exploration costs relating to properties are charged to earnings in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of reserve potential and subsequent exploration, expenditures are capitalized. Determination as to reserve potential is based on the results of studies, which indicate whether production from a property is economically feasible. Upon commencement of commercial production of a development project these costs are amortized using the unit-of-production method over the proven and probable reserves. Capitalized exploration costs, net of salvage values, relating to a property that is later abandoned or considered uneconomic for the foreseeable future, are written off in the period the decision is made. No amortization is provided in respect of mine development expenditures until commencement of commercial production. Any production revenue earned prior to commercial production, net of related costs, is offset against the development costs.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized within mining operating expenses.

2012 Annual Report

North American Palladium Ltd.

(b)	Subsequent costs

The cost of replacing a part of an item of property, plant and equipment is recognized at the carrying amount of the item if it is probable that the future economic benefits embodied within the item will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(c)	Depreciation and amortization

Mining interests relating to plant and equipment, mining leases and claims, royalty interests, and other development costs are recorded at cost with depreciation and amortization provided on the unit-of-production method over the estimated remaining ounces of palladium (LDI) and gold (NAP Quebec) to be produced based on the proven and probable reserves or, in the event that the company is mining resources, an appropriate estimate of the resources mined or expected to be mined.

Mining interests relating to small vehicles and certain machinery with a determinable expected life are recorded at cost with depreciation provided on a straight-line basis over their estimated useful lives, ranging from three to seven years, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Straight-line depreciation is calculated over the depreciable amount, which is the cost of an asset, less its residual value.

Significant components of individual assets are assessed and, if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately using the unit-of-production or straight-line method as appropriate. Costs relating to land are not amortized.

Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

Discontinued operations and assets held for sale

A non-current asset (or disposal group) is reclassified as held for sale and reclassified to current assets if the Company expects that its carrying value will be recovered principally through a sale transaction and not through its continued use provided that the asset (or disposal group) is available for immediate sale in its present condition and realization of its sale is highly probable. A high probability of sale is considered to exist when the Company is committed to a plan to sell the asset (or disposal group), has undertaken an active program to actively market the asset (or disposal group) and locate a buyer at a price reasonable in relation to fair value of the asset (or disposal group), and expects the sale process to be concluded within one year following the date of reclassification. The assets and liabilities of any subsidiary for which the Company is committed to sell and for which loss of control of the subsidiary is expected to occur are also reclassified as held for sale.

Any component of the Company which, while in use, represented one or more cash-generating units (“CGUs”) of the Company, has been disposed of or classified as held for sale, and represents a major line of business or geographical area of operations or is part of a single plan to dispose of such a business or operation or is otherwise a subsidiary acquired exclusively for resale is classified as a discontinued operation. The assets, liabilities, comprehensive income, and cash flows relating to a discontinued operation of the Company are segregated and reported separately from the continuing operations of the Company in the period of reclassification without restatement or re-presentation of comparative periods prior to the reporting period in which the reclassification occurs.

2012 Annual Report

North American Palladium Ltd.

Impairment

The carrying amounts of the Company’s non-financial assets, excluding inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. Impairment is assessed at the level of CGUs. An impairment loss is recognized in the Consolidated Statements of Operations and Comprehensive Loss for any excess of carrying amount over the recoverable amount.

Impairment is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into CGUs for impairment purposes.

The recoverable amount of an asset or CGU is the greater of its “value in use”, defined as the discounted present value of the future cash flows expected to arise from its continuing use and its ultimate disposal, and its “fair value less costs to sell”, defined as the best estimate of the asset’s selling price less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is recognized in the Consolidated Statements of Operations and Comprehensive Loss if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss on non-financial assets other than goodwill is reversed if there has been a change in the estimates used to determine the recoverable amount, only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

Mining Interests - Open Pit Mining Costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. Stripping costs generate a future economic benefit by providing (i) access to ore to be mined in the future; (ii) increases the fair value of the mine (or pit) as access to future mineral reserves becomes less costly; and (iii) increases the productive capacity or extends the productive life of the mine (or pit). For production phase stripping costs that are expected to generate a future economic benefit, the current period stripping costs are capitalized as open pit mine development costs.

Stripping costs incurred during the production stage of a pit are accounted for as costs of the inventory produced during the period that the stripping costs were incurred, unless these costs are expected to provide a future economic benefit.

Capitalized open pit mine development costs are depreciated once the open pit has entered production and the future economic benefit is being derived. Capitalized open pit mine development costs are depreciated using the unit of production method over the life of the ore body to which accessibility has been improved by the stripping activity.

Employee benefits

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

2012 Annual Report

North American Palladium Ltd.

Compensation Agreements

Share-based payment transactions

The grant date fair value of equity-classified share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

The Company has a Restricted Share Unit (“RSU”) plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of the award and a corresponding liability is established on the balance sheet. The value of each award is charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and liability are adjusted to reflect the changes in market value of the liability based on the fair values of RSU’s for each vesting period determined using the Black-Scholes model.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Company.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

(a)	Production Obligations

A provision for an obligation based on achieving specific production targets is recognized when the Company, based on estimates of recoverable minerals and planned production in the current mine plan for each property, determines the production target expected to be achieved.

(b)	Asset Retirement Obligations

In accordance with Company policies, asset retirement obligations relating to legal and constructive obligations for future site reclamation and closure of the Company’s mine sites are recognized when incurred and a liability and corresponding asset are recorded at management’s best estimate. Estimated closure and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs.

The amount of any liability recognized is estimated based on the risk-adjusted costs required to settle present obligations, discounted using a pre-tax risk-free discount rate consistent with the time period of expected cash flows. When the liability is initially recorded, a corresponding asset retirement cost is recognized as an addition to mining interests and amortized using the unit of production method.

The liability for each mine site is accreted over time and the accretion charges are recognized as a finance cost in the Consolidated Statements of Operations and Comprehensive Loss. The liability is subject to re-measurement at each reporting date based on changes in discount rates and timing or amounts of the costs to be incurred. Changes in the liability, other than accretion charges, relating to mine rehabilitation and restoration obligations, which are not the result of current production of inventory, are added to or deducted from the carrying value of the related asset retirement cost in the reporting period recognized. If the change results in a reduction of the obligation in excess of the carrying value of the related asset retirement cost, the excess balance is recognized as a recovery through profit or loss in the period.

2012 Annual Report

North American Palladium Ltd.

Revenue and Accounts Receivable

Revenue from the sale of metals in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of volume adjustments. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The timing of the transfers of risks and rewards varies depending on the individual terms of the contract of sale.

Revenue from the sale of palladium and by-product metals from the LDI mine is provisionally recognized based on quoted market prices upon the delivery of concentrate to the smelter or designated shipping point, which is when title transfers and significant rights and obligations of ownership pass. The Company’s smelter contracts provide for final prices to be determined by quoted market prices in a period subsequent to the date of concentrate delivery. Variations from the provisionally priced sales are recognized as revenue adjustments until final pricing is determined. Accounts receivable is recorded net of estimated treatment and refining costs which are subject to final assay adjustments. Subsequent adjustments to provisional pricing amounts due to changes in metal prices and foreign exchange are included in revenues on the Consolidated Statements of Operations and Comprehensive Loss and disclosed in the notes to the consolidated financial statements.

Prior to its closure, revenue from the sale of gold-silver doré bars from Sleeping Giant was recognized when the significant risks and rewards of ownership have transferred to the buyer and selling prices are known or can be reasonably estimated.

Interest expense and other costs and other income

Other income is comprised of interest income on funds invested (including available-for-sale financial assets), gains on the disposal of available-for-sale financial assets, gains on the renouncement of flow-through expenditures, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Interest expense and other costs are comprised of interest expense on borrowings, accretion expense, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, impairment losses recognized on financial assets, losses on hedging instruments that are recognized in profit or loss, and changes in the fair value of the palladium warrants. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

Income and mining taxes

Income tax expense is comprised of current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

2012 Annual Report

North American Palladium Ltd.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences:

(i)	the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

(ii)	temporary differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and

(iii)	temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income or mining taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Basic and Diluted Earnings (Loss) Per Share

Basic earnings (loss) per common share (“EPS”) is computed by dividing the income (loss) for the period by the weighted average number of common shares outstanding during the reporting period.

Diluted EPS is computed using the treasury stock method whereby the weighted average number of shares outstanding is increased to include additional common shares from the assumed exercise of stock options, convertible debentures, palladium warrants and common share purchase warrants, if dilutive. The number of additional common shares is calculated by assuming that outstanding equity instruments were exercised and that proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. These common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted loss per common share when the effect would be anti-dilutive.

For convertible financial instruments classified as debt, the consolidated comprehensive net income (loss) is adjusted to reflect the profit or loss which would have been reported in the period if the debt instrument had been converted immediately at the beginning of the period. These adjustments to profit or loss and the equivalent shares realizable on conversion are not included in the diluted earnings per share calculation when the effect would be anti-dilutive.

Flow-Through Shares

The Company finances a portion of its exploration activities through the issuance of flow-through shares. On the date of issuance of the flow-through shares, the premium relating to the proceeds received in excess of the closing market price of the Company’s common shares is allocated to liabilities.

Under the terms of the flow-through common share issues, the tax attributes of the related expenditures are renounced to investors and deferred income tax expense and deferred tax liabilities are increased by the estimated income tax benefits renounced by the Company to the investors. The premium liability is reduced pro-rata based on the actual amount of flow-through eligible expenditures incurred during the reporting period. The reduction to the premium is recognized through profit or loss as other income.

2012 Annual Report

North American Palladium Ltd.

Segment Reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components. All operating segments’ operating results are reviewed regularly by the Company’s executive team to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the executive team include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Company’s headquarters), head office expenses, and deferred tax assets and liabilities.

Segment capital expenditures are the total costs incurred during the period to acquire property, plant and equipment, and goodwill.

Adoption of New Accounting Standards

The following new accounting standards have been adopted by the Company.

IFRS 7 Financial Instruments: Disclosures

The amendments to IFRS 7 require disclosure of information that enables users of financial statements to understand the relationship between transferred financial assets that are not derecognized in their entirety and the associated liabilities; and to evaluate the nature of, and risks associated with, the entity’s continuing involvement in derecognized financial assets. This update is effective for years beginning on or after July 1, 2011. Where applicable, disclosures in these consolidated financial statements have been prepared in accordance with the Company’s adoption of this standard.

New standards and interpretations not yet adopted

The following new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2012 or have otherwise not yet been adopted by the Company. The Company is evaluating the impact, if any, adoption of the standards will have on the disclosures in the Company’s consolidated financial statements:

IFRS 9 Financial Instruments: Classification and Measurement

This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise, it is at fair value through profit or loss. An update to IFRS 9 includes guidance on financial liabilities and derecognition of financial instruments. This standard and the related update are effective for years beginning on or after January 1, 2015. This amendment is presently not expected to impact the consolidated financial statements of the Company.

IAS 1 Presentation of Financial Statements

This standard is amended to change the disclosure of items presented in other comprehensive income (“OCI”), including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. The amendment is effective for reporting years beginning on or after July 1, 2012. This amendment is presently not expected to impact the consolidated financial statements of the Company.

IAS 19 Employee Benefits

The standard is amended to reflect significant changes to recognition and measurement of defined benefit pension expense and termination benefits, and provides expanded disclosure requirements. The amendment is effective for

2012 Annual Report

North American Palladium Ltd.

annual periods beginning on or after January 1, 2013. This amendment is presently not expected to impact the consolidated financial statements of the Company.

IAS 32 Financial Instruments: Presentation

This standard is amended to clarify requirements for offsetting of financial assets and financial liabilities. The amendment is effective for annual periods beginning on or after January 1, 2014. Management is evaluating the impact, if any, the adoption of this amendment to IAS 32 will have on the disclosures in its consolidated financial statements.

New Standards Addressing the Scope of a Reporting Entity

The following IFRS standards are introduced and IAS standards amended accordingly, for which the Company is evaluating the impact, if any, adoption of the standards will have on the disclosures in the Company’s consolidated financial statements:

IFRS 10 Consolidated Financial Statements

This standard replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control under IFRS so that the same criteria are applied to all entities to determine control.

IFRS 11 Joint Arrangements

This standard replaces IAS 31, Interests in Joint Ventures. IFRS 11 reduces the types of joint arrangements to two: joint ventures and joint operations. IFRS 11 requires the use of equity accounting for interests in joint ventures, eliminating the existing policy choice of proportionate consolidation for jointly controlled entities under IAS 31. Entities that participate in joint operations will follow accounting much like that for jointly controlled assets and jointly controlled operations under IAS 31.

IFRS 12 Disclosures of Interests in Other Entities

This standard sets out the disclosure requirements for entities reporting under IFRS 10 and IFRS 11, and replaces the disclosure requirements currently found in IAS 28, Investments in Associates.

IAS 27 Consolidated and Separate Financial Statements

This standard is renamed “Separate Financial Statements” and deals solely with separate financial statements, the guidance for which remains unchanged.

All above standards and amendments are effective for reporting years beginning on or after January 1, 2013.

IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, IAS 27 Consolidated and Separate Financial Statements

IFRS 10, IFRS 11, IFRS 12, and IAS 27 have been amended to clarify the date of initial application of IFRS 10 and require certain disclosures under IFRS 12 on transition. The standards, as amended, are effective for years beginning on or after January 1, 2013. This amendment is presently not expected to impact the consolidated financial statements of the Company.

IFRS 13 Fair Value Measurement

The new standard provides a single source of guidance on how to measure fair value where its use is already required or permitted by other IFRS and enhances disclosure requirements for information about fair value measurements. The standard is effective for reporting years beginning on or after January 1, 2013.

2012 Annual Report

North American Palladium Ltd.

IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine

On October 20, 2011, the IASB issued a new interpretation, IFRIC 20, to address accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current ‘stripping activity asset’. The standard also provides guidance for the depreciation or amortization and impairment of such assets.

IFRIC 20 is effective for reporting years beginning on or after January 1, 2013, although earlier application is permitted. This amendment is presently not expected to impact the consolidated financial statements of the Company.

4.     DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

The Company is in the process of disposing of its interest in its gold division through the disposal of all of the shares of its wholly-owned subsidiary NAP Quebec or sale of the related net assets. At December 31, 2012, management was committed to a plan to sell the gold division and an active program to locate a buyer and complete the plan had been initiated. The Company expects to complete the sale of NAP Quebec during 2013. As a result, the Company has presented the consolidated financial statements to segregate discontinued operations and related financial assets and liabilities held for sale from those balances relating to the Company’s continuing operations as at December 31, 2012.

Assets and liabilities held for sale

The carrying values of the major classes of assets and liabilities included as part of NAP Quebec on the consolidated balance sheet were reclassified as assets and liabilities of a disposal group classified as held for sale as at December 31, 2012. The balances reported consist of the following:

At December 31
2012
Assets of a disposal group classified as held for sale
Cash and cash equivalents	$ 553
Taxes receivable	4,522
Inventories	7,257
Other current assets	770
Mining Interests	16,712
$ 29,814
Liabilities of a disposal group classified as held for sale
Accounts payable and accrued liabilities	$ 5,908
Obligations under finance leases	58
Asset retirement obligation	6,105
$ 12,071

At December 31, 2012, the Company tested the gold division for impairment using the fair value of the expected purchase consideration less cost to sell as the recoverable amount. In performing the impairment test, the Company concluded that the recoverable amount of the gold division was lower than the carrying value. As a result, the Company has recognized an impairment loss of $56.0 million for the year ended December 31, 2012. Refer to note 8 for details.

2012 Annual Report

North American Palladium Ltd.

Net loss from discontinued operations

Loss and comprehensive loss related to NAP Quebec have been segregated from continuing operations. Loss from discontinued operations consists of the following:

	Note	2012	2011
Revenue		$ 3,004	$ 26,813

Mining operating expenses
Production costs		2,153	31,601
Smelting, refining and freight costs		16	54
Depreciation and amortization		199	7,460
Gold assets impairment charge		56,023	49,210
Gain on disposal of equipment		(435)	(27)
Gold mine closure, care and maintenance costs		1,463	-
Total mining operating expenses		59,419	88,298
Loss from mining operations		(56,415)	(61,485)

Other expenses
Exploration		2,768	6,728
General and administration		62	82
Other income		(37)	(34)
Interest expense and other costs		130	111
Total other expenses		2,923	6,887
Loss before taxes		(59,338)	(68,372)
Income and mining tax recovery (expense)	22	4,704	(1,174)
Loss and comprehensive loss for the year		$ (54,634)	$ (69,546)

Cash flows from discontinued operations

Cash flows related to NAP Quebec have been segregated from continuing operations. Net cash flows provided by (used in) discontinued operations consist of the following:

	2012	2011
Cash flow provided by (used in):
Operations	$ (7,742)	$ (12,529)
Financing	(160)	1,724
Investing	(23,399)	(37,276)
Net cash used in discontinued operations	$ (31,301)	$ (48,081)

2012 Annual Report

North American Palladium Ltd.

5.     ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	At December 31 2012	At December 31 2011
Accounts receivable	$ 53,922	$ 71,097
Unrealized gain on financial contracts[1]	-	1,951
Accounts receivable	$ 53,922	$ 73,048

[1]

As at December 31, 2012, a total of 55,000 ounces of past palladium production delivered and sold to a smelter, was priced using forward prices for the month of final settlement at an average price of $640 per ounce of palladium (December 31, 2011 – 69,500 ounces of palladium at an average price of $697 per ounce). Refer to notes 10 and 16.

Accounts receivable represents the value of all platinum group metals (“PGMs”), gold and certain base metals contained in LDI’s concentrate shipped for smelting and refining, using the December 31, 2012 forward metal prices for the month of final settlement, and for which significant risks and rewards have transferred to third parties.

All of the accounts receivable are due from three customers at December 31, 2012 (December 31, 2011 – two customers). A reserve for doubtful accounts has not been established, as in the opinion of management, the amount due will be fully collected. The Company is not economically dependent on its customers, refer to note 16.

Accounts receivable have been pledged as security against a one-year US$60.0 million credit facility with a Canadian chartered bank, which is to be used for working capital liquidity and general corporate purposes. Under the credit facility, the Company utilized US$17.3 million for letters of credit primarily for reclamation deposits and has taken a drawdown of US$15.2 million ($15.1 million), leaving US$27.5 million available at December 31, 2012.

6.     INVENTORIES

Inventories consist of the following:

	At December 31 2012	At December 31 2011
Supplies[1]	$ 10,633	$ 11,209
Gold inventory[1,2]	-	6,068
Concentrate inventory	1,587	141
Crushed and broken ore stockpiles[1,3]	3,168	2,628
Total	$ 15,388	$ 20,046

[1]	For 2012, gold and supplies inventory relating to discontinued operations amounting to $7,257 has been reclassified as held for sale. Refer to note 4.
[2]

Gold inventory is comprised of unprocessed ore either in stockpiles or bins, unrecovered gold in either carbon or solution within the milling circuit, and gold-silver doré bars produced but not sold as at the reporting date.

[3]

Crushed and broken ore stockpiles represent coarse ore that has been extracted from the mine and is available for further processing. The amount of ore stockpiles that is not expected to be processed within one year, if any, is shown as a long-term asset.

All inventory amounts are carried at cost for the periods presented with the exception of gold inventories which are written down to net realizable value.

Supplies inventory of $27,604 were recognized as an expense during the year ended December 31, 2012 (2011 – $24,111).

The company recognized a write-down of obsolete supplies inventory of $nil for the year ended December 31, 2012 (2011 – $1,352).

2012 Annual Report

North American Palladium Ltd.

7.     OTHER ASSETS

Other assets consist of the following:
	At December 31 2012	At December 31 2011
Prepaids[1]	$ 1,375	$ 695
Sales taxes receivable[1]	7,065	8,501
Receivable from Ministry of Natural Resources[2]	-	1,769
Other[1]	8	290
	$ 8,448	$ 11,255
[1]	For 2012, other assets relating to discontinued operations amounting to $5,292 have been reclassified as held for sale . Refer to note 4.
[2]

In 2011, the Company issued a letter of credit related to the Sleeping Giant mine and mill closure plan, replacing the mine closure deposit. The Ministry of Natural Resources acknowledged receipt of the letter of credit in 2011 and the cash proceeds were received in the first quarter of 2012.

2012 Annual Report

North American Palladium Ltd.

8.     MINING INTERESTS

Mining interests are comprised of the following:

	Plant and equipment	Underground mine development[1]	Equipment under finance lease[2]	Mining leases and claims, royalty interest, and development	Exploration properties	Total
Cost or deemed cost
Balance at January 1, 2011	$ 38,469	$ 73,214	$ 4,951	$ 8,679	$ 21,873	$ 147,186
Additions of physical assets – continuing operations	6,164	135,358	3,669	5,429	-	150,620
Additions of physical assets – discontinued operations	2,133	6,981	274	-	28,507	37,895
Revaluation of ARO assets – continuing operations	5,717	-	-	-	-	5,717
Revaluation of ARO assets – discontinued operations	21	-	-	-	-	21
Capitalization of borrowing costs	-	1,574	-	-	-	1,574
Reclassification of costs for finance leases maturing in the year	-	1,510	(1,510)	-	-	-
Disposals – continuing operations	(1,419)	(150)	-	-	-	(1,569)
Disposals – discontinued operations	(22)	-	-	-	-	(22)
Balance at December 31, 2011	$ 51,063	$ 218,487	$ 7,384	$ 14,108	$ 50,380	$ 341,422
Balance at January 1, 2012	$ 51,063	$ 218,487	$ 7,384	$ 14,108	$ 50,380	$ 341,422
Additions of physical assets – continuing operations	12,613	131,580	12,504	1,645	-	158,342
Additions of physical assets – discontinued operations	381	68	669	-	26,955	28,073
Revaluation of ARO assets – continuing operations	1,047	-	-	-	-	1,047
Revaluation of ARO assets – discontinued operations	483	-	-	-	-	483
Capitalization of borrowing costs	-	7,999	-	-	-	7,999
Reclassification of costs for finance leases maturing in the year	-	(361)	408	-	-	47
Other reclassifications – discontinued operations	363	-	(60)	-	(293)	10
Disposals – continuing operations	(4,292)	(12,654)	(500)	-	-	(17,446)
Transfer of disposal group classified as held for sale	(13,047)	(45,926)	(909)	(1,000)	(77,042)	(137,924)
Balance at December 31, 2012	$ 48,611	$ 299,193	$ 19,496	$ 14,753	$ -	$ 382,053

2012 Annual Report

North American Palladium Ltd.

	Plant and equipment	Underground mine development[1]	Equipment under finance lease[2]	Mining leases and claims, royalty interest, and development	Exploration properties	Total
Depreciation and impairment losses
Balance at January 1, 2011	$ 9,072	$ 9,937	$ 462	$ 1,429	$ -	$ 20,900
Depreciation for the period – continuing operations	2,453	6,128	707	855	-	10,143
Depreciation for the period – discontinued operations	2,129	5,101	79	146	-	7,455
Impairment loss – discontinued operations	1,674	33,568	-	480	11,673	47,395
Disposals – continuing operations	(469)	(150)	-	-	-	(619)
Disposals – discontinued operations	(11)	-	-	-	-	(11)
Balance at December 31, 2011	$ 14,848	$ 54,584	$ 1,248	$ 2,910	$ 11,673	$ 85,263
Balance at January 1, 2012	$ 14,848	$ 54,584	$ 1,248	$ 2,910	$ 11,673	$ 85,263
Depreciation for the period – continuing operations	3,404	13,160	2,854	1,064	-	20,482
Depreciation for the period – discontinued operations	160	22	17	-	-	199
Impairment loss – discontinued operations	-	-	-	-	56,023	56,023
Reclassification of costs for finance leases maturing in the year	-	18	(18)	-	-	-
Other reclassifications – discontinued operations	11	-	(60)	60	54	65
Disposals – continuing operations	(251)	(1,936)	(71)	-	-	(2,258)
Disposals – discontinued operations	-	-	-	-	-	-
Transfer of disposal group classified as held for sale	(6,883)	(45,538)	(42)	(1,000)	(67,750)	(121,213)
Balance at December 31, 2012	$ 11,289	$ 20,310	$ 3,928	$ 3,034	$ -	$ 38,561
Carrying amounts
As at December 31, 2011	$ 36,215	$ 163,903	$ 6,136	$ 11,198	$ 38,707	$ 256,159
As at December 31, 2012	$ 37,322	$ 278,883	$ 15,568	$ 11,719	$ -	$ 343,492

2012 Annual Report

North American Palladium Ltd.

[1]	For year ended December 31, 2012, $7,999 (2011 - $1,573) of interest costs on long-term debt was capitalized to mining interests.
[2]

In 2012, the Company established a $15.0 million lease facility to fund equipment for the LDI mine expansion, of which $14.1 million ($9.8 million, net of repayments) had been utilized as at December 31, 2012 for finance leases. The Company entered into this leasing arrangement by way of a sale-leaseback as the equipment had been previously purchased. As the equipment had a net book value of $10.5 million, the net amount of $0.8 million has been included in Obligations under finance leases, to be amortized over the 5 year lease term as a credit to Depreciation and amortization. Refer to note 11.

Gold assets impairment charge

The Company announced on January 17, 2012 that it is discontinuing production at the Sleeping Giant mine.

After reviewing various mining scenarios, the Company concluded that mining would likely continue at high costs given the lack of grade continuity, with insufficient operating margin to justify continuing operations. The Company has therefore ceased mining operations at Sleeping Giant and has restructured the gold division, resulting in a non-cash impairment charge on its gold assets of $49.2 million for the year ended December 31, 2011.

At December 31, 2012, the Company tested the gold division for impairment using the fair value of the expected purchase consideration less cost to sell as the recoverable amount. In performing the impairment test, the Company concluded that the recoverable amount of the gold division was lower than the carrying value. As a result, the Company has recognized an impairment loss of $56.0 million for the year ended December 31, 2012. Refer to note 4 for details.

Asset restrictions and contractual commitments

The Company’s assets are subject to certain restrictions on title and property, plant and equipment. Certain assets are pledged as security for credit agreement arrangements and senior secured lenders.

9.     ASSET RETIREMENT OBLIGATIONS AND RECLAMATION DEPOSITS

At December 31, 2012, the changes in asset retirement and the related mine restoration deposit are as follows:

At December 31
2012
Asset retirement obligation, beginning of period	$ 20,881
Change in discount rate and estimated closure costs (note 8)	1,530
Asset retirement amounts paid	(1,448)
Accretion expense	356
Asset retirement obligation, end of period	$ 21,319
Transfer discontinued operations to held for sale (note 4)	(6,105)
Asset retirement obligation, end of period – continuing operations	$ 15,214

2012 Annual Report

North American Palladium Ltd.

Property	Expected timing of cash flows	Asset retirement obligation	Mine closure plan requirement	Letter of credit outstanding	Undiscounted asset retirement obligation
Continuing Operations:
LDI mine	2020	$ 15,214	$ 14,055	$ 14,055	$ 17,335
Discontinued Operations:
Sleeping Giant mill[1,2]	2021	$ 4,982	$ 1,920	$ 1,880	$ 5,803
Sleeping Giant mine[1,2]	2013	668	-	-	668
Vezza gold mine[1,2]	2021	455	-	-	533
		$ 6,105	$ 1,920	$ 1,880	$ 7,004

[1]	The asset retirement obligations relating to discontinued operations have been reclassified as held for sale at December 31, 2012. Refer to Note 4.
[2]

The mine closure plan requirement and the letter of credit outstanding for the Sleeping Giant mill are inclusive of the requirements for the Sleeping Giant mine and the Vezza gold mine. Including a letter of credit for Shebandown West project, the total letters of credit outstanding are $16.3 million.

Asset retirement obligations are comprised of the following as at December 31, 2011:

Property	Expected timing of cash flows	Asset retirement obligation	Mine closure plan requirement	Letter of credit outstanding	Undiscounted asset retirement obligation
LDI mine	2020	$ 13,905	$ 12,997	$ 8,466	$ 16,312
Sleeping Giant mill[1]	2021	4,426	1,920	1,769	5,360
Sleeping Giant mine[1]	2012	2,116	-	-	1,448
Vezza gold mine[1]	2021	434	-	-	533
		$ 20,881	$ 14,917	$ 10,235	$ 23,653

[1]

The mine closure plan requirement and the letter of credit outstanding for the Sleeping Giant mill are inclusive of the requirements for the Sleeping Giant mine and the Vezza gold mine. Including a letter of credit for Shebandowan West project, the total letters of credit outstanding are $10.6 million.

The key assumptions applied for determination of the ARO obligation are as follows as at:

	At December 31	At December 31
	2012	2011
Continuing Operations:
Inflation	2.00	2.00
Market risk	5.00	5.00
Discount rate	1.63	1.84
Discontinued Operations[1]:
Inflation	2.00	2.00
Market risk	5.00	5.00
Discount rate	1.71	1.93

[1]

Comparative data for the key assumptions applied, at December 31, 2011, relating to discontinued operations is provided for information purposes. The comparative assumptions for discontinued operations are included in the weighted-average rates shown for continuing operations at December 31, 2011.

2012 Annual Report

North American Palladium Ltd.

The asset retirement obligation may change materially based on future changes in operations, costs of reclamation and closure activities, and regulatory requirements. During the period, the mine closure obligations were revised to reflect the Company’s most current closure cost estimates, expected mine lives and market rate assumptions.

10.     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are comprised of:

	At December 31	At December 31
	2012	2011
Accounts payable and accrued liabilities[1]	$ 55,238	$ 42,436
Unrealized loss on financial contracts[2]	3,236	-
Accounts payable and accrued liabilities	$ 58,474	$ 42,436

[1]	For 2012, accounts payable and accrued liabilities relating to discontinued operations amounting to $5,908 has been reclassified as held for sale. Refer to note 4.
[2]

As at December 31, 2012, a total of 55,000 ounces of past palladium production that had been delivered and sold to a smelter, was priced using forward prices for the month of final settlement at an average price of $640 per ounce (December 31, 2011 – 69,500 ounces at an average price of $697 per ounce). Refer to notes 5 and 16.

11.     LEASES

At the respective reporting dates, the Company was party to the following lease arrangements:

FINANCE LEASES (OBLIGATIONS UNDER FINANCE LEASES)

The Company leases production equipment under a number of finance lease agreements. Some leases provide the Company with the option to purchase the equipment at a beneficial price. The leased equipment secures the lease obligations. The net carrying amount of leased plant and equipment at each reporting date is summarized in Note 8 under the category of equipment under finance leases.

The following is a schedule of future minimum lease payments under finance leases together with the present value of the net minimum lease payments at each reporting date:

	December 31, 2012			December 31, 2011
	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments
Less than one year	$ 4,374	$ 657	$3,717	$ 2,677	$ 249	$ 2,428
Between one and five years	10,963	1,007	9,956	2,228	124	2,104
	$ 15,337	$ 1,664	$13,673	$ 4,905	$ 373	$ 4,532
Less current portion			3,717			2,428
			$9,956			$ 2,104

During 2012, the Company established a $15.0 million finance lease facility to fund equipment for the LDI mine expansion, of which $14.1 million ($9.8 million, net of repayments) had been utilized as at December 31, 2012. The Company entered into this leasing arrangement by way of a sale-leaseback as the equipment had been previously purchased. As the equipment had a net book value of $10.5 million, the net amount of $0.8 million has been included in Obligations under finance leases, to be amortized over the 5 year lease term as a credit to Depreciation and amortization. See note 8.

2012 Annual Report

North American Palladium Ltd.

OPERATING LEASES

The Company, from time to time, enters into leasing arrangements for production and other equipment under a number of operating leases. These leases are generally short-term in nature and subject to cancellation clauses. The Company periodically reviews the nature of these leases to identify if there have been any significant changes to the terms and use of the items under operating lease which would require reclassification as a finance lease. Such changes are considered to indicate a renewal of the lease terms and the reclassification is applied prospectively from the date the revised lease terms become effective.

The following schedule provides the future minimum lease payments under non-cancellable operating leases outstanding at each of the reporting dates:

	At December 31	At December 31
	2012	2011
Less than one year	$ 2,761	$ 3,783
Between one and five years	3,960	2,918
More than five years	-	193
	$ 6,721	$ 6,894

The total minimum lease payments recognized in expense during each of the stated year end periods are as follows:

	December 31	December 31
	2012	2011
Minimum lease payments expensed	$ 1,483	$ 3,631

12.     PROVISIONS

In conjunction with the acquisition of Cadiscor Resources Inc. in 2009, the Company assumed an obligation in the amount of $1.0 million, payable in cash or by the issuance of common shares of the Company, upon achieving a specified production target of 300,000 milled tonnes of ore at its Sleeping Giant mill. Based on production results, the Company achieved the production target in the last quarter of 2012 with settlement to occur in the first quarter of 2013.

13.     LONG-TERM DEBT

Long-term debt is comprised of the following as at each reporting date:

	At December 31	At December 31
	2012	2011
Senior secured notes	$ 67,211	$ 65,698
Convertible debentures	34,422	-
	$ 101,633	$ 65,698

Senior secured notes

During the fourth quarter of 2011, the Company issued $72.0 million of senior secured notes by way of a private placement for net proceeds of $69.6 million. The notes, which mature on October 4, 2014, with a one year extension at the option of the Company, were issued in $1,000 denominations and bear interest at a rate of 9.25% per year, payable semi-annually.

In addition to the senior secured notes, the debt agreement included the debt financing and embedded derivatives relating to the warrants, warrants settlement, and extension options relating to the notes which are available to the Company and the lender. Where applicable, the embedded derivatives which were not closely related to the debt financings were segregated and grouped for valuation and reporting purposes. Transaction costs were allocated to the debt financing on a pro-rata basis of assigned fair value at the initial recognition date of October 4, 2011. The net value of the debt is amortized using the effective interest rate method over the remaining term of the debt with interest and accretion charges being recognized through profit and loss in the period incurred. Interest charges have been capitalized as borrowing costs and included in mining interests (note 8). An effective interest rate of 13% has been applied.

2012 Annual Report

North American Palladium Ltd.

The embedded derivatives relating to the debt financing are recorded at fair value through profit or loss at each reporting date. At December 31, 2012 and December 31, 2011, the warrants and related options were valued using a binomial model which included with the following key assumptions:

	December 31 2012	December 31 2011
Market price of palladium	$ 699	$ 636
Strike price	$ 620	$ 620
Volatility[1]	30%	43%
Risk free rate	1.14%	0.98%
Expected life (in years)	1.76	2.76

1 Expected volatility is estimated by considering historic average palladium price volatility based on the remaining life of the warrants.

The value of the derivative liability is $4.0 million at December 31, 2012 ($4.9 million – December 31, 2011).

Convertible Debentures

On July 31, 2012, the Company completed an offering of 43,000 convertible unsecured subordinated debentures of the Company at a price of $1,000 per debenture, for total gross proceeds of $43.0 million ($40.8 million net proceeds). The debentures mature on September 30, 2017 and bear interest at a rate of 6.15% per year, payable semi-annually. At the option of the holder, the debentures may be converted into common shares of the Company at any time prior to maturity at a conversion price of $2.90 per common share.

The convertible debentures are compound financial instruments, consisting of the debt instrument and the equity conversion feature. The debt instrument was valued at amortized cost using the effective interest rate method at a discount rate of 10.5%. The excess of the proceeds of $43.0 million over the value assigned to the debt instrument was allocated as the fair value of the equity component of the convertible debentures. Transaction costs were netted against the debt instrument and equity component based on the pro-rata allocation of the fair value of each instrument at initial recognition.

Of the net proceeds of $40.8 million, $33.9 million has been allocated to long-term debt, and the remaining portion of $6.9 million has been allocated to the equity component of the convertible debentures at the time of issuance.

14.	RELATED PARTY TRANSACTIONS

At the respective reporting dates, the Company’s subsidiaries are as follows:

	Ownership interest
	Country of	At December 31	At December 31
	incorporation	2012	2011
LDI	Canada	100%	100%
NAP Quebec[1]	Canada	100%	100%

[1]	At December 31, 2012, the Company was committed to the plan to sell its gold division assets through the disposal of all of the shares of its wholly-owned subsidiary NAP Quebec. Refer to note 4.

2012 Annual Report

North American Palladium Ltd.

Transactions with key management personnel

Key management personnel compensation

The Company provides non-cash benefits to directors and executive officers, and contributes to a defined contribution plan on their behalf in addition to regular salaried amounts. In accordance with the terms of the Corporate Stock Option plan, directors and executive officers are entitled to receive stock-based compensation on an annual basis through participation in the Company’s group registered retirement savings plan and through incentives issued under the Company’s corporate stock option and restricted share unit plans. Refer to note 15.

Summary of key management personnel compensation

	December 31	December 31
	2012	2011
Short-term employee benefits	$ 2,412	$ 2,709
Post employment benefits	93	72
Share-based payments	377	2,339
	$ 2,882	$ 5,120

15.     SHAREHOLDERS’ EQUITY

(a)     Authorized and Issued Capital Stock

The authorized capital stock of the Company consists of an unlimited number of common shares.

(b)     Common share purchase warrants

The changes in issued common share purchase warrants for the period end are summarized below:

As at December 31 2012			As at December 31 2011
	Warrants	Amount	Warrants	Amount
Balance beginning of period	-	$ -	13,837,924	$ 5,113
Warrants exercised	-	-	(5,009,986)	(1,239)
Warrants expired	-	-	(8,827,938)	(3,874)
Balance, end of period	-	$ -	-	$ -

On December 8, 2010 the Company announced the acceleration of the expiry of the Series A warrants to January 14, 2011. During the first quarter of 2011, $21.3 million of proceeds were received from the exercise of 5,009,986 Series A warrants. Total proceeds of $38.8 million were received from the exercise of Series A warrants and 67,938 Series A warrants were not exercised prior to expiry.

On April 28, 2010, the Company completed an equity offering of 20,000,000 units at a price of $5.00 per unit for total net proceeds of $94.2 million (issue costs $5.8 million). Each unit consisted of one share and one-half a Series B warrant. As at December 31, 2010, 1,240,000 Series B warrants were exercised for total proceeds of $8.1 million. On October 28, 2011, the remaining Series B warrants expired unexercised.

(c)	Group Registered Retirement Savings Plan

The Company has a group registered retirement savings plan, in which eligible employees can participate in at their option. The Company is required to make contributions on a quarterly basis equivalent to 3% of eligible employees’ base compensation and up to an additional 2% matching, per employee per annum, made either in cash or treasury shares of the Company. The maximum number of common shares available for grant shall not exceed 10% of the issued and outstanding common shares of the Company, including the issuance under the Corporate Stock Option Plan and other securities-based compensation plans. If the matching contribution is made in treasury shares, the price per share issued is the 5-day volume weighted average trading price of the common shares on the Toronto Stock Exchange (“TSX”) preceding the end of the quarter. During the year ended December 31, 2012, the Company contributed 551,401 shares with a fair value of $1,240 (2011 – 203,252 shares with a fair value of $841).

2012 Annual Report

North American Palladium Ltd.

(d)	Flow-through share offerings

In November 2012, the Company issued 2,425,000 flow-through common shares at a price of $1.65 per share for net proceeds of $3.6 million. The Company is required to spend the gross proceeds of $4.0 million on eligible exploration and mine development expenditures, which expenditures are expected to be renounced to investors for the 2012 tax year. As at December 31, 2012, $1.9 million was spent, with the remaining $2.1 million expected to be spent by March 31, 2013.

On April 30, 2012, the Company issued 11,300,000 flow-through common shares at a price of $3.10 per share for net proceeds of $32.8 million. The Company is required to spend the gross proceeds of $35.0 million on eligible exploration and mine development expenditures, which expenditures are expected to be renounced to investors for the 2012 tax year. As at December 31, 2012, $35.0 million was spent.

On February 18, 2011, the Company completed a flow-through share offering of 2,667,000 flow-through common shares. The Company was required to spend gross proceeds of $22.0 million on Canadian exploration expenses prior to December 31, 2012, which was fulfilled by December 31, 2011.

(e)	Corporate Stock Option Plan

The Company has a Corporate Stock Option Plan (the “Plan”), under which eligible directors, officers, employees and consultants of the Company may receive options to acquire common shares. The Plan is administered by the Board of Directors, which will determine after considering recommendations made by the Compensation Committee, the number of options to be issued, the exercise price (which is the 5-day volume weighted average trading price of the common shares on the TSX on the trading day prior to the grant date), expiration dates of each option, the extent to which each option is exercisable (provided that the term of an option shall not exceed 10 years from the date of grant), as well as establishing the time period should the optionee cease to be an “Eligible Person” as set forth in the conditions of the Plan. One third of options granted vest on each of the first three anniversary dates of the date of grant.

The maximum number of common shares available for grant shall not exceed 10% of the issued and outstanding common shares of the Company, including the issuance under the Group Retirement Savings Plan and other securities-based compensation plans. As at December 31, 2012, 5,291,051 options (December 31, 2011 – 5,853,717 options) were available to be granted under the Plan.

The following summary sets out the activity in outstanding common share purchase options:

	December 31, 2012		December 31, 2011
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of period	3,644,583	$ 4.43	3,847,833	$ 4.22
Granted	1,772,000	$ 2.82	273,000	$ 5.45
Exercised	-	-	(317,919)	$ 2.13
Cancelled	(720,000)	$ 4.34	(158,331)	$ 5.73
Expired	(489,334)	$ 5.14	-	-
Outstanding, end of period	4,207,249	$ 3.68	3,644,583	$ 4.43
Options exercisable at end of period	2,335,591	$ 3.88	2,439,925	$ 4.06

No options were exercised during the year ended December 31, 2012. For the year ended December 31, 2011, the weighted average share price on the dates common share purchase options were exercised was $3.57.

2012 Annual Report

North American Palladium Ltd.

The following table summarizes information about the Company’s stock options outstanding at December 31, 2012:

Exercise price range	Average remaining contractual life (years)	Options Outstanding at December 31, 2012	Options Exercisable at December 31, 2012
$1.65-2.50	3.65	789,750	774,750
$2.51-3.00	4.11	1,665,000	200,000
$3.01-6.00	4.79	694,999	621,668
$6.01-8.87	4.02	1,057,500	739,173
	4.11	4,207,249	2,335,591

The fair value of options granted during the year ended December 31, 2012 and the year ended December 31, 2011 have been estimated at the date of grant using the Black Scholes option pricing model with the following weighted average assumptions:

	December 31 2012	December 31 2011
Awards granted	1,772,000	273,000
Weighted average fair value of awards	$ 1.24	$ 2.91
Pre-vest forfeiture rate	13%	14%
Grant price	$ 2.82	$ 5.45
Market price	$ 2.53	$ 5.53
Volatility[1]	65%	65%
Risk free rate	1.25%	2.04%
Dividend yield	0%	0%
Expected life (in years)	4.4	4.3

[1]	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.

(f)	Reconciliation of the diluted number of shares outstanding:

	December 31 2012	December 31 2011
Net loss available to common shareholders	$ 66,037	$ 65,154
Effect of dilutive securities	1,017	-
Adjusted net loss available to common shareholders	$ 67,054	$ 65,154
Weighted average number of shares outstanding	170,960,774	162,011,253
Effect of dilutive securities	23,000	-
Weighted average diluted number of shares outstanding	170,983,774	162,011,253
Diluted net loss per share	$ 0.39	$ 0.40

2012 Annual Report

North American Palladium Ltd.

On July 31, 2012, the Company completed an offering of convertible debentures. The calculation of the weighted average number of shares outstanding and the net profit or net loss to common shareholders will be impacted in future periods upon the assumed conversion of the convertible debentures. Refer to note 13.

For the year ended December 31, 2012, the effect of dilutive securities relates to the potential conversion of outstanding palladium warrants. The dilutive effects of the convertible debentures and stock options have not been included in the determination of diluted loss per share because to do so would be anti-dilutive. For the year ended December 31, 2011, the effect of outstanding palladium warrants and stock options has not been included in the determination of diluted loss per share because to do so would be anti-dilutive.

(g)	Other Stock-Based Compensation – Restricted Share Unit Plan

The Company has a Restricted Share Unit Plan (“RSU”) under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of the award and a corresponding liability is established on the balance sheet. The RSU is administered by the Board of Directors, which will determine after considering recommendations made by the Compensation Committee, the number and timing of restricted share units to be awarded and their vesting periods, not to exceed three years. The value of each award is charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and liability are adjusted to reflect the changes in market value of the liability based on the fair values of RSU’s for each vesting period determined using the Black-Scholes model.

As at December 31, 2012, 237,871 (December 31, 2011 – 129,418) restricted share units had been granted and were outstanding at an aggregate value of $253 (December 31, 2011 – $237).

(h)	Summary of Share-based compensation and employee benefits

The following table details the components of share-based compensation expense relating to continuing operations:

	Year ended December 31, 2012	Year ended December 31, 2011
Registered retirement savings plan	$ 1,073	$ 634
Common share stock options	1,204	2,452
Restricted share units	82	135
	$ 2,359	$ 3,221

16.     FINANCIAL INSTRUMENTS

The Company has exposure to the following risks from its use of financial instruments: credit risk, market risk, currency risk, interest rate risk, commodity price risk and liquidity risk.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company’s exposure arises principally from its short term interest bearing deposits and accounts receivable. Historically, the Company has not experienced any losses related to individual customers. The Company invests its cash and cash equivalents primarily with a major Canadian bank.

2012 Annual Report

North American Palladium Ltd.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	At December 31 2012	At December 31 2011
Cash and cash equivalents	$ 20,168	$ 50,935
Accounts receivable	53,922	73,048
Other assets	7,073	10,560
	$ 81,163	$ 134,543

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of currency, interest rate, and commodity price risks. In addition, the Company is exposed to market risk relating to fluctuations in the share price of the Company’s common shares as a result of the RSU plan, which is marked-to-market using the Black-Scholes model at each period end.

(i)	Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Currency risk is related to the portion of the Company’s business transactions denominated in currencies other than Canadian dollars. The Company is exposed to fluctuations in exchange rates due to certain of its foreign based suppliers and revenues being in foreign currencies. The Company’s primary exposure is based upon the movements of the US dollar against the Canadian dollar. The Company’s foreign exchange risk management includes, from time to time, the use of foreign currency forward contracts to fix exchange rates on certain foreign currency exposures.

For the Company’s foreign exchange transactions, fluctuations in the respective exchange rates relative to the Canadian dollar will create volatility in the Company’s cash flows and the reported amounts for revenue, operating costs, and exploration costs on a year-to-year basis. Additional earnings volatility arises from the translation of monetary assets and liabilities denominated in currencies other than Canadian dollars at the rates of exchange at each balance sheet date, the impact of which is reported as a separate component of revenue or foreign exchange gain or loss in the consolidated statements of operations and comprehensive loss.

The Company is exposed to the following currency risk on cash, purchases and borrowings at December 31, 2012.

US$
Cash	$ 327
Accounts payable and accrued liabilities	(199)
$ 128

A 1% strengthening or weakening of the Canadian dollar against the US dollar, assuming that all other variables remained the same, would have resulted in a nominal decrease or increase, respectively, in the Company’s statement of loss and comprehensive loss for the year ended December 31, 2012.

The Company’s revenue is affected by currency exchange rates, such that a weakening in the Canadian dollar relative to the US dollar will result in additional revenues and a strengthening in the Canadian dollar will result in reduced revenues.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not enter into derivative financial instruments for speculative purposes. The Company does not hold any specific hedging instruments, nor does it hold any short term investments that would be significantly impacted from fluctuations in interest rates. Any interest rate fluctuations realized are expected to be offset by favourable changes in the interest on debt instruments.

2012 Annual Report

North American Palladium Ltd.

Management does not believe that the net impact of interest rate fluctuations on the current level of borrowings and short term investments will be significant and, therefore, has not provided a sensitivity analysis of this impact on net earnings.

(iii)	Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in commodity prices. The Company is particularly exposed to fluctuations in commodity prices from its sale of metals. From time to time the Company may enter into forward commodity sales contracts to hedge the effect on revenues of changes in the price of metals it produces. Gains and losses on derivative financial instruments used to mitigate metal price risk are recognized in revenue from metal sales over the term of the hedging contract.

The Company enters into financial contracts to mitigate the smelter agreements’ provisional pricing exposure to rising or declining palladium prices and an appreciating Canadian dollar for past production already sold. The total of these financial contracts represent 55,000 ounces as at December 31, 2012 (69,500 ounces as at December 31, 2011). These contracts mature from January 2013 to May 2013 (2011 – January 2012 through June 2012) at an average forward price of $640 per ounce (or $US644 per ounce) (2011 – $697 per ounce (or $US699 per ounce)). For substantially all of the palladium delivered to the customers under the smelter agreements, the quantities and timing of settlement specified in the financial contracts matches final pricing settlement periods. The palladium financial contracts are being recognized on a mark-to-market basis as an adjustment to revenue. The fair value of these contracts at December 31, 2012 was a liability of $3.2 million included in accounts payable and accrued liabilities (December 31, 2011 – $2.0 million asset included in accounts receivable).

During 2011, the Company issued $72.0 million of senior secured notes by way of a private placement for net proceeds of $69.6 million. The Company also issued one warrant with each $1,000 note. Each warrant entitles the holder to purchase 0.35 ounces of palladium at a purchase price of US$620 (the “Strike Price”) per ounce, anytime up to October 4, 2014. If the warrants are exercised, settlement will occur in cash with the Company paying each warrant held by the note holder the difference between the average of the U.S dollar palladium afternoon fixing price per ounce on the London Platinum and Palladium Market for the ten trading days prior to the exercise date less the Strike Price, multiplied by 0.35. Alternatively, the Company has the option to settle the amount owing to the warrant holder at a 7% discount to 5-day weighted average market price of the common shares of the Company at the date of exercise. At December 31, 2012, the value of the warrants was $4.0 million, including a loss recognized in the Company’s consolidated statement of loss and comprehensive loss of $0.9 million.

As at December 31, 2012, the Company’s exposure to commodity price is limited to accounts receivable associated with provisional pricing of metal concentrate sales particularly palladium, and to palladium warrants. A 1% strengthening or weakening of the palladium price would have resulted in an approximate $0.2 million decrease or increase, respectively, in the Company’s loss and comprehensive loss for the year ended December 31, 2012.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to monitor the timing of sales and receivables, to ensure sufficient cash flows are generated from operations to meet the current debt requirements. Where insufficient liquidity may exist, the Company may pursue various debt and equity instruments for short or long term financing of its operations.

Anticipated operating cash flows and net proceeds on disposal of the gold division are not expected to provide sufficient cash to fund capital expenditures anticipated for 2013, therefore the Company plans to access the capital markets. In the event access to the capital markets is unavailable, the Company will review its options to preserve cash resources.

2012 Annual Report

North American Palladium Ltd.

The table below analyzes the Company’s financial liabilities which will be settled into relevant maturity groupings based on the remaining balances at December 31, 2012 to the contractual maturity date.

	Total	In less than 1 year	Between 1 year and 5 years	More than 5 years
Accounts payable and accrued liabilities	$ 58,474	$ 58,474	$ -	$ -
Obligations under finance leases	13,673	3,717	9,956	-
Current derivative liability	3,952	-	3,952	-
Long-term debt	101,633	-	101,633	-

The Company also has asset retirement obligations in the amount of $21.3 million that would become payable at the time of the closures of its LDI mine and its discontinued operations and assets held for sale (refer to Note 4). As the Company issued letters of credit of $15.9 million related to these obligations, $5.4 million of additional funding is required prior to or upon closure of these properties. Refer to note 9 for additional disclosure regarding these amounts. The majority of the asset retirement costs are expected to be incurred within one year of mine closure and an application must be made to receive funds on deposit.

Management monitors consolidated cash flow, in detail, on a daily basis, monthly through month-end reporting, quarterly through forecasting and yearly through the budget process. Based on the financial liabilities due and noted above, the Company expects to have sufficient operating cash flow exceeding the amounts due.

Fair Values

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts receivable, sales taxes receivable (included in other assets), reclamation deposits, accounts payable and accrued liabilities, current derivative liabilities, obligations under finance leases and long-term debt.

Cash and cash equivalents are stated at fair value. The carrying value of other assets, and trade accounts payable and accrued liabilities approximate their fair values due to the immediate or short-term maturity of these financial instruments.

The fair value of the obligations under finance leases approximate their carrying value due to the interest rate implicit in the leases approximating interest rates available at this time for similar lease terms. The fair value of RSUs are determined as described in note 15(g).

Derivatives

The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate.

Fair values reflect the credit risk of the instrument and include adjustments to take into account the credit risk of the Company entity and counterparty when appropriate.

The Company enters into financial contracts to mitigate the smelter agreements’ provisional pricing exposure to rising or declining palladium prices and an appreciating Canadian dollar for past production already sold. For substantially all of the palladium delivered to the customer under the smelter agreement, the quantities and timing of settlement specified in the financial contracts matches final pricing settlement periods. The palladium financial contracts are being recognized on a mark-to-market basis as an adjustment to revenue.

The fair value of the derivative liability relating to the 2011 long term debt issuance primarily relates to the value of palladium warrants and related conversion options. These derivative instruments are valued using a binomial model.

2012 Annual Report

North American Palladium Ltd.

Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements.

The fair values of the non-derivative financial liabilities as of December 31, 2012 are senior secured notes ($68.4 million), convertible debentures ($43.0 million) and finance leases ($10.0 million).

Fair Value Hierarchy

The table below details the assets and liabilities measured at fair value at December 31, 2012:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Financial assets
Cash and cash equivalents	$ 20,168	$ -	$ -	$ 20,168
Accounts receivable (note 5)	-	53,922	-	53,922
Financial liabilities
RSU liabilities* (note 15(g))	-	(253)	-	(253)
Fair value of financial contracts* (note 10)	-	(3,236)	-	(3,236)
Fair value of current derivative liability	-	(3,952)	-	(3,952)
Net carrying value	$ 20,168	$ 46,481	$ -	$ 66,649

*	As detailed in notes 5 and 10, the asset or liability relating to the mark-to-market on financial contracts is included in the carrying value of accounts receivable or accounts payable and accrued liabilities on the balance sheet respectively. RSU liabilities are measured at fair value based on the Black-Scholes valuation model at each reporting date and are included in the balance of accounts payable and accrued liabilities.

17.     CAPITAL DISCLOSURE

The Company’s objective is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.

Management defines capital as the Company’s total shareholders’ equity and any outstanding debt. The board of directors does not establish quantitative return on capital criteria for management but rather promotes year over year sustainable profitable growth.

In order to maintain or adjust the capital structure, the Company may issue new shares, issue new debt or replace existing debt with different characteristics.

There were no changes in the Company’s approach to capital management during the year. The Company is subject to certain minimum capital requirements in its debt covenants which it fulfilled as of December 31, 2012.

2012 Annual Report

North American Palladium Ltd.

18.     COMMITMENTS

(a)	Sheridan Platinum Group of Companies (“SPG”) Commitment

The Company is required to pay a 5% net smelter royalty to SPG from mining operations at the Lac des Iles mine. This obligation is recorded as royalty expense.

(b)	Operating Leases and Other Purchase Obligations

As at December 31, 2012, the Company had outstanding operating lease commitments and other purchase obligations of $6.7 million and $84.9 million, respectively (December 31, 2011 – $6.9 million and $110.6 million, respectively) all of which had maturities of less than five years, with the exception of nil operating leases with a maturity greater than five years (December 31, 2011 – $193).

(c)	Letters of Credit

As at December 31, 2012, the Company had outstanding letters of credit of $17.3 million, consisting of $16.3 million for various mine closure deposits and $1.0 million for a regulated energy supplier (December 31, 2011 – $12.1 million outstanding letter of credit, consisting of $10.6 million for various mine closure deposits and $1.5 million for a regulated energy supplier).

(d)	Flow-Through Shares

As at December 31, 2012, the Company had outstanding commitments to spend $2.1 million on eligible exploration expenditures, which the Company expects to spend by March 31, 2013.

19.     REVENUE FROM METAL SALES

	Total	Palladium	Platinum	Gold	Nickel	Copper	Other Metals
2012
Year ended December 31
Revenue – before pricing adjustments[1]	$ 161,286	$ 105,161	$ 17,277	$ 18,392	$ 10,744	$ 9,310	$ 402
Pricing adjustments:
Commodities	(305)	(693)	739	(3)	(374)	25	1
Foreign exchange	(277)	33	(218)	178	(145)	(119)	(6)
Revenue – after pricing adjustments	$ 160,704	$ 104,501	$ 17,798	$ 18,567	$ 10,225	$ 9,216	$ 397
2011
Year ended December 31
Revenue – before pricing adjustments[1]	$ 148,480	$ 107,035	$ 15,369	$ 11,581	$ 7,914	$ 6,133	$ 448
Pricing adjustments:
Commodities	(5,407)	(3,229)	(1,691)	223	(361)	(326)	(23)
Foreign exchange	586	198	189	167	32	(3)	3
Revenue – after pricing adjustments	$ 143,659	$ 104,004	$ 13,867	$ 11,971	$ 7,585	$ 5,804	$ 428

[1]

Totals for the year ended December 31, 2012 exclude gold and silver revenues amounting to $3,004 (2011 – $26,813) relating to the Company’s NAP Quebec subsidiary. Revenues for NAP Quebec have been reported separately as part of discontinued operations. Refer to note 4.

During 2012, the Company delivered all of its concentrate to three customers under the terms of the respective agreements (2011 – two customers).

2012 Annual Report

North American Palladium Ltd.

Although the Company sells its bulk concentrate to a limited number of customers, it is not economically dependent upon any one customer as there are other markets throughout the world for the Company’s concentrate.

20.     INTEREST EXPENSE & OTHER COSTS AND OTHER INCOME

	2012	2011
Interest expense & other costs
Interest on finance leases	$ 843	$ 157
Financing costs	-	767
Asset retirement obligation accretion	262	292
Accretion expense on long-term debt	2,996	457
Interest expense	580	330
Unrealized loss on palladium warrants	-	460
	$ 4,681	$ 2,463
Other income
Unrealized gain on palladium warrants	$ (924)	$ -
Gain on revaluation of debt	(820)	-
Gain on renouncement of flow-through expenditures	(1,625)	(1,840)
Interest income	(229)	(943)
	$ (3,598)	$ (2,783)
	$ 1,083	$ (320)

21.     CONTINGENCIES

From time to time, the Company is involved in litigation, investigations, or proceedings related to claims arising in the ordinary course of business. The Company does not believe such matters are material. In 2011, a Statement of Claim was filed with the Ontario Superior Court of Justice against the Company and two of its officers regarding a potential class action lawsuit. In 2012, a fresh Statement of Claim was filed increasing the amount of the claim to $100.0 million. In December of 2012, the plaintiffs filed a motion of record for certification and for leave. The Company intends to vigorously defend the potential claim. It is not possible at this time to estimate the outcome of the potential action and accordingly, the Company has not recorded any associated provisions within its consolidated financial statements at December 31, 2012.

22.     INCOME TAXES

Rate Reconciliation

The provision for income and mining taxes – continuing operations differs from the amount that would have resulted by applying the combined Canadian Federal and Ontario statutory income tax rates of approximately 26.5%2 (2011 – 28.3%):

	December 31 2012	December 31 2011
Income tax expense (recovery) using statutory income tax rates	$ (3,022)	$ 1,759
Increase (decrease) in taxes resulting from:
Change in unrecognized temporary differences	5,223	(1,134)
Statutory permanent differences	(2,202)	(309)
Ontario Harmonization Transitional tax, in respect of the prior period	-	2,388
Expiration of warrants[1]	-	(555)
Difference in statutory tax rates	1	(316)
Income and mining tax expense – continuing operations	$ -	$ 1,833

2012 Annual Report

North American Palladium Ltd.

[1]	Tax recovery on the expiration of share purchase warrants, whereas the deferred tax liability was charged to Contributed Surplus.
[2]	The statutory tax rate decreased from 2011 to 2012 due to a reduction in Canadian Federal and Ontario rates over the period.

Components of Income tax expense

The details of the Company’s income and mining tax expense (recovery) are as follows:

	December 31 2012	December 31 2011
Current income tax expense (recovery):
Income taxes
Adjustments for prior period[1]	$ -	$ 2,388
Deferred income tax recovery:
Income taxes	-	(555)
Total	$ -	$ 1,833

[1]	Impact of a proposed CRA reassessment received in 2011 related to the Company’s Ontario harmonization tax liability.

Deferred tax liabilities

The following table summarizes the components of deferred income and mining tax:

	December 31 2012	December 31 2011
Deferred mining tax liabilities
Gold mining interests	$ -	$ (4,264)
Deferred tax liabilities, net	$ -	$ (4,264)

The following table summarizes the movement in deferred tax liabilities:

	2012	2011
Balance at the beginning of the year	$ (4,264)	$ (1,207)
Discontinued operations	4,264	(3,057)
Balance at the end of the year	$ -	$ (4,264)

Unrecognized deferred tax assets

Deferred income and mining tax assets from continuing operations have not been recognized in respect of the following items:

	December 31 2012	December 31 2011
Loss carryforwards	$ 75,713	$ 89,862
Deductible temporary differences, income taxes	$ 20,382	$ 33,599
Deductible temporary differences, mining taxes	$ 2,559	$ 9,183

The tax losses not recognized expire as per the amount and years noted below. The deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits there from.

2012 Annual Report

North American Palladium Ltd.

Income tax attributes

As at December 31, 2012, the Company had the following approximate income tax attributes from continuing operations to carry forward:

	Amount	Expiry Date
Non-capital losses	$ 293,889	2015 - 2032
Capital losses	$ 7,260	Indefinite
Undepreciated capital cost allowance	$ 119,106	Indefinite
Tax basis of mineral interests	$ 265,501	Indefinite

23.     OTHER DISCLOSURES

Statement of Cash flows

The net changes in non-cash working capital balances related to operations are as follows:

	2012	2011
Cash provided by (used in):
Accounts receivable	$ 22,362	$ 7,635
Inventories	(2,427)	7,326
Other assets	(1,802)	(1,488)
Accounts payable and accrued liabilities	22,403	2
Other financial liabilities	(923)	-
Taxes payable	42	2,549
	$ 39,655	$ 16,024

24.     SEGMENT INFORMATION

The Company is Canadian based and is in the business of exploring and mining palladium, platinum, gold and certain base metals. Its operations are organized into three reportable segments: palladium operations include the LDI palladium mine and mill; gold operations include the Vezza gold mine and Sleeping Giant mine and mill; and corporate and other. The palladium and gold operations include activities related to exploration, evaluation and development, mining, and milling. The corporate and other segment includes general corporate expenses and other projects not allocated to the other segments. The Company’s revenue by significant product type is disclosed in Note 19. The Company’s segments are summarized in the following table.

2012 Annual Report

North American Palladium Ltd.

As at and during the years ended December 31, 2012 and December 31, 2011, segmented information is presented as follows:

	At December 31, 2012					At December 31, 2011
	Palladium operations	Corporate and other	Continuing operations Total	Discontinued gold operations	Total	Palladium operations	Discontinued gold operations	Corporate and other	Total
Cash and cash equivalents	$ (180)	$ 20,348	$ 20,168	$ -	$ 20,168	$ 1,456	$ 71	$ 49,408	$ 50,935
Accounts receivable	53,922	-	53,922	-	53,922	73,048	-	-	73,048
Inventories	15,388	-	15,388	-	15,388	12,342	7,704	-	20,046
Other current assets	7,595	853	8,448	29,814	38,262	5,558	9,033	1,266	15,857
Mining interests	343,449	43	343,492	-	343,492	211,505	44,433	221	256,159
Total assets	$ 420,174	$ 21,244	$ 441,418	$ 29,814	$ 471,232	$ 303,909	$ 61,241	$ 50,895	$ 416,045
Accounts payable and accrued liabilities	$ 52,095	$ 6,379	$ 58,474	$ -	$ 58,474	$ 26,849	$ 12,184	$ 3,403	$ 42,436
Credit Facility	-	15,089	15,089	-	15,089	-	-	-	-
Obligations under finance leases	13,673	-	13,673	-	13,673	4,314	218	-	4,532
Provisions	-	1,000	1,000	-	1,000	-	1,000	-	1,000
Asset retirement obligations	15,214	-	15,214	-	15,214	13,905	6,976	-	20,881
Other liabilities	3,226	3,952	7,178	12,071	19,249	3,363	4,264	4,875	12,502
Long-term debt	-	101,633	101,633	-	101,633	-	-	65,698	65,698
Total liabilities	$ 84,208	$ 128,053	$ 212,261	$ 12,071	$ 224,322	$ 48,431	$ 24,642	$ 73,976	$ 147,049

2012 Annual Report

North American Palladium Ltd.

	Year ended December 31, 2012					Year ended December 31, 2011
	Palladium operations	Corporate and other	Continuing operations Total	Discontinued gold operations	Total	Palladium operations	Corporate and other	Continuing operations Total	Discontinued gold operations	Total
Revenue – after pricing adjustments	$ 160,704	$ -	$ 160,704	$ 3,004	$ 163,708	$ 143,659	$ -	$ 143,659	$ 26,813	$ 170,472
Depreciation and amortization	19,528	178	19,706	199	19,905	9,961	183	10,144	7,460	17,604
Gold mine impairment charge	-	-	-	56,023	56,023	-	-	-	49,210	49,210
Operating expenses	125,307	-	125,307	3,197	128,504	105,111	-	105,111	31,628	136,739
Income (loss) from mining operations	15,869	(178)	15,691	(56,415)	(40,724)	28,587	(183)	28,404	(61,485)	(33,081)
Other expenses
General and administration	448	11,554	12,002	62	12,064	429	11,772	12,201	82	12,283
Exploration	14,408	105	14,513	2,768	17,281	9,834	105	9,939	6,728	16,667
Other	1,137	(558)	579	93	672	289	(250)	39	77	116
Income (loss) before taxes	(124)	(11,279)	(11,403)	(59,338)	(70,741)	18,035	(11,810)	6,225	(68,372)	(62,147)
Income and mining tax (expense) recovery	-	-	-	4,704	4,704	(2,388)	555	(1,833)	(1,174)	(3,007)
Net income (loss) and comprehensive income (loss) for the period	$ (124)	$ (11,279)	$ (11,403)	$ (54,634)	$ (66,037)	$ 15,647	$ (11,255)	$ 4,392	$ (69,546)	$ (65,154)

	Year ended December 31, 2012					Year ended December 31, 2011
	Palladium operations	Corporate and other	Continuing operations Total	Discontinued gold operations	Total	Palladium operations	Corporate and other	Continuing operations Total	Discontinued gold operations	Total
Additions to mining interests	$ 145,180	$ -	$ 145,180	$ 26,299	$ 171,479	$ 148,309	$ -	$ 148,309	$ 37,324	$ 185,633

For additional discussion relating to reliance on customers, refer to accounts receivable in note 5 and revenue from metal sales in note 19.

2012 Annual Report